

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 10, 2008

William M. Smartt
Senior Vice President and Chief Financial Officer
Building Materials Holding Corporation
Four Embarcadero Center, Suite 3200
San Francisco, CA 94111

> **Re:** **Building Materials Holding Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 1-33192**

Dear Mr. Smartt:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief